UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission File Number 1-2189

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2025 AND 2024

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2002.

Chicago, Illinois

June 18, 2026

Abbott Laboratories Stock Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

(Dollars in thousands)

	2025	2024
Assets
Cash	$—	$1,011
Investments, at fair value	17,659,748	15,576,603
Employer contributions receivable	78,705	43,461
Notes receivable from participants	107,491	100,167
Accrued interest and dividend income	412	4,000
Due from brokers	642,109	30,426

Total assets	18,488,465	15,755,668

Liabilities
Investments sold short, at fair value	327,342	19,750
Cash overdraft	19,800	—
Accrued investment expenses	203	208
Due to brokers	300,104	10,441

Total liabilities	647,449	30,399

NET ASSETS AVAILABLE FOR BENEFITS	$17,841,016	$15,725,269

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2025

(Dollars in thousands)

Additions
Contributions
Employer	$291,318
Participant	433,176
Rollovers	37,456

Total contributions	761,950

Investment income
Net appreciation in fair value of investments	2,619,788
Interest and dividends	138,283

Net investment income	2,758,071

Interest income on notes receivable from participants	7,184

Total additions	3,527,205

Deductions
Benefits paid to participants	1,411,233
Other expenses	225

Total deductions	1,411,458

NET INCREASE	2,115,747

Net assets available for benefits
Beginning of year	15,725,269

End of year	$17,841,016

The accompanying notes are an integral part of this statement.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is intended to constitute a profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

Alight Solutions serves as the recordkeeper of the Plan. The Northern Trust Company (“Custodian” or “Trustee”) serves as the Plan’s custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”). The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% up to 50% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both. The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Employer matching contributions to the Plan are made each payroll period based on the participating employee’s eligible earnings, unless the employee has elected to participate as a Freedom 2 Save Participant as described below. The employer matching contribution for the year ended December 31, 2025 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may enroll in the Freedom 2 Save program in the Plan. A Freedom 2 Save participant who makes qualified student loan repayments of at least 2% of eligible earnings may receive a Freedom 2 Save employer contribution of 5% of eligible earnings shortly after the end of the year. An enrolled Freedom 2 Save participant who makes elective deferrals to the Plan will not receive employer matching contributions each payroll period but instead may receive a true-up employer matching contribution shortly after the end of the year for any payroll period for which the participant makes elective deferrals and does not receive a Freedom 2 Save employer contribution. Freedom 2 Save employer contributions and true-up employer matching contributions are only made on behalf of Freedom 2 Save participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment due to death or qualifying disability during such Plan year.

Effective June 1, 2024, Plan participants who are not actively participating in the Abbott Laboratories Annuity Retirement Plan may receive an annual employer contribution equal to 3% of the participant’s eligible earnings, regardless of whether the participant contributes to the Plan. The 3% annual employer contribution will be made shortly after the end of the Plan year only to the eligible participants who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or who have terminated from employment during that Plan year due to death or qualifying retirement or disability during such Plan year.

Employer contributions are invested according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid, or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

On January 1, 2013, Abbott separated into two publicly traded companies – Abbott and AbbVie Inc. (“AbbVie”). The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting – Continued

A participant becomes 100% vested in his or her employer contributions if, while employed by Abbott, he or she dies or attains age 65. Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in employer contributions upon qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Through December 31, 2024, forfeitures were used to (1) restore any forfeitures of participants who returned to service with Abbott within a

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

given period of time, (2) pay Plan expenses as deemed appropriate by the administrator, and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. Effective January 1, 2025, forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, and (2) reduce future employer contributions if terminated participants do not return to service within the given period of time.

In 2025, forfeitures reduced Abbott’s employer contributions by approximately $6.3 million. Approximately $1.0 million and $1.0 million in forfeitures were available at the end of 2025 and 2024, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum. Participants may elect a direct rollover of their accounts. Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 73 or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to IRC limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years. Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan offers a variety of investment options to participants. Certain investment options are structured as separately managed accounts; therefore, the Plan owns the individual investment holdings within the separately managed accounts and reflects them within the investments of the Plan.

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, real estate investment trusts (“REITs”) and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Collective trust funds and Private 40-Act mutual funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Corporate debt and government debt - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held. Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions. Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Futures contracts

One of the investment options structured as a separately managed account uses futures contracts as part of its investment strategy. A futures contract represents a commitment for the future purchase or sale of an asset or index at a specified price on a specified date. Futures contracts are exchange-traded and settle daily. Upon entering into the contracts, the investment manager of the separately managed account is required to deposit, either in cash or securities, an amount equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts.

As of December 31, 2025 and 2024, the Plan held futures contracts with a notional amount of approximately $998,000 and $629,000, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of the cash settlements under the contracts. The fair value of these derivative contracts was not material at December 31, 2025 and 2024. Changes in fair value are accounted for as investment income (loss) within net appreciation in fair value of investments and totaled approximately $32,000 for the year ended December 31, 2025.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Short sales

One of the investment options structured as a separately managed account utilizes short sales as part of its investment strategy. Short sales are transactions in which the separately managed account sells an investment it does not own in anticipation of a decline in value of that investment. To complete the transaction, the separately managed account must borrow the investment to make delivery to the buyer. The separately managed account is obligated to replace the investment borrowed by purchasing the investment at market price at the time of replacement. The price at such time may be more or less than the price at which the investment was sold by the separately managed account. When an investment is sold short, a decrease in the value of the investment will be recognized as a gain and an increase in the value of the investment will be recognized as a loss.

The following tables summarize the basis used to measure investment assets and liabilities at fair value at December 31, 2025 and 2024 (dollars in thousands):

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2025	Markets	Inputs	Inputs	NAV	Total
Assets - Investments:
Common stock	$5,585,157	$—	$—	$—	$5,585,157
Mutual funds	120,058	—	—	—	120,058
REITs	23,846	—	—	—	23,846
Collective trust funds	—	—	—	11,120,673	11,120,673
Corporate debt	—	227,462	—	—	227,462
Government debt	—	184,339	—	—	184,339
Private 40-Act mutual funds	—	—	—	398,213	398,213
Total investments, at fair value	$5,729,061	$411,801	$—	$11,518,886	$17,659,748

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2025	Markets	Inputs	Inputs	NAV	Total
Liabilities - Investments sold short:
Government debt	$—	$327,342	$—	$—	$327,342
Total investments sold short, at fair value	$—	$327,342	$—	$—	$327,342

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2024	Markets	Inputs	Inputs	NAV	Total
Assets - Investments:
Common stock	$5,066,260	$—	$—	$—	$5,066,260
Mutual funds	108,326	—	—	—	108,326
REITs	25,888	—	—	—	25,888
Collective trust funds	—	—	—	9,592,890	9,592,890
Corporate debt	—	235,392	—	—	235,392
Government debt	—	154,812	—	—	154,812
Private 40-Act mutual funds	—	—	—	393,035	393,035
Total investments, at fair value	$5,200,474	$390,204	$—	$9,985,925	$15,576,603

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2024	Markets	Inputs	Inputs	NAV	Total
Liabilities - Investments sold short:
Government debt	$—	$19,750	$—	$—	$19,750
Total investments sold short, at fair value	$—	$19,750	$—	$—	$19,750

Participants are permitted to make redemptions from the Plan’s investment options on a daily basis, however, certain investments valued at NAV as a practical expedient have redemption requirements and in some cases restrictions for a Plan level redemption. The following tables provide the redemption requirements and restrictions, if any, for those investments as of December 31, 2025 and 2024 (dollars in thousands). In addition, the tables provide the investment strategies for certain investments measured at NAV as a practical expedient, if that investment is a fund that does not file an annual report on Form 5500 as a direct-filing entity.

	2025
	Fair value	Redemption	Redemption
	(NAV)	frequency	notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$11,120,673	Daily	0 - 5 days	—

Funds not filing as direct filing entity:
Private 40-Act mutual funds
Short-term fixed income	398,213	Daily	—	Yes (a)
	$11,518,886

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	2024
	Fair value	Redemption	Redemption
	(NAV)	frequency	notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$9,592,890	Daily	0 - 5 days	—

Funds not filing as direct filing entity:
Private 40-Act mutual funds
Short-term fixed income	393,035	Daily	—	Yes (a)
	$9,985,925
(a)

The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the respective fund’s net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the respective fund in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind. Redemption proceeds are ordinarily wired within three business after receipt of the redemption request, but may take up to seven days.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation. Freedom 2 Save employer contributions, true-up employer matching contributions, and the 3% annual employer contribution are accrued in the year in which they are earned.

Administrative Expenses

Participants are charged transaction fees for loan processing, which are included in other expenses and commissions on purchases and sales of Abbott shares and sales of AbbVie stock, which are included in net appreciation in fair value of investments. Investment fees for mutual funds, REITs, collective trusts, and managed accounts are charged against the net assets of the respective fund and are also included in net appreciation in fair value of investments. Abbott pays other recordkeeping and administration fees, where applicable. Expenses that are paid by Abbott are excluded from these financial statements.

Payment of Benefits

Benefits are recorded when paid.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2025 and 2024 is presented below:

	2025	2024
Abbott common shares, 22,899,112 and 24,199,951 shares, respectively (dollars in thousands)	$2,869,030	$2,737,256
Market price per share	$125.29	$113.11

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Trustee and shares of the Trustee’s common stock. A significant portion of the Plan’s assets is invested in Abbott common shares.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2025, the Plan received $55.5 million in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Abbott by a letter dated April 13, 2022, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE H - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2025 through the date these financial statements were issued. Other than described below, management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

The following changes took effect on January 1, 2026:

Fidelity Investments replaced Alight Solutions as the recordkeeper of the Plan. For the Abbott and AbbVie common stock investment options only, Fidelity Management Trust Company replaced The Northern Trust Company as custodian and trustee.

An enrolled Freedom 2 Save participant who makes elective deferrals to the Plan will receive employer matching contributions each payroll period instead of a true-up employer matching contribution shortly after the end of the year. The sum of an enrolled Freedom 2 Save participant’s employer matching contributions and Freedom 2 Save employer contribution will not exceed 5% of the participant’s eligible earnings for the plan year. Additionally, Freedom 2 Save participants will not be required to be actively employed or on a qualifying leave of absence on the last day of the plan year in order to receive the Freedom 2 Save employer contribution.

A participant who has a balance in the AbbVie common stock investment option will have dividends invested across the participant’s investment elections on file for future contributions.

Non-vested portions of employer contributions and earnings thereon are forfeited as of the date the participating employee receives a distribution or, if later, the end of the plan year in which the participating employee has been separated from Abbott for a period of five years.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - employer securities
*	ABBOTT LABORATORIES, common shares			$2,869,030

	Common stock
	5TH 3RD BANCORP COM			964
	ABBVIE INC.			2,445,873
	ACADIA HEALTHCARE CO INC COM			40
	ACUITY INC			343
	ADT INC DEL COM			128
	ADVANCED DRAIN SYS INC DEL COM			317
	AECOM			391
	AES CORP COM			315
	AFFILIATED MANAGERS GROUP INC COM STK			240
	AFFIRM HLDGS INC CL A			257
	AGCO CORP COM			203
	AGILENT TECHNOLOGIES INC COM			1,199
	AIR LEASE CORP CL A			208
	AKAMAI TECHNOLOGIES INC COM STK			380
	ALASKA AIR GROUP INC COM			146
	ALBEMARLE CORP COM			518
	ALBERTSONS COS INC CL A			208
	ALIGN TECHNOLOGY INC COM			331
	ALLEGION PLC COMMON STOCK			426
	ALLEGRO MICROSYSTEMS INC DEL COM			103
	ALLIANT ENERGY CORP COM			509
	ALLISON TRANSMISSION HOLDING			208
	ALLSTATE CORP COM			1,700
	ALLY FINL INC COM			342
	AMCOR			595
	AMDOCS ORD GBP0.01			272
	AMENTUM HLDGS INC COM			145
	AMER FINL GROUP INC OH COM STK			280
	AMER SPORTS INC COM			174
	AMEREN CORP COM			824
	AMERICAN AIRLINES INC COM			295
	AMERICAN WTR WKS CO INC NEW COM			787
	AMERIPRISE FINL INC COM			130
	AMETEK INC NEW COM			1,464
	AMKOR TECHNOLOGY INC COM			136
	ANGLOGOLD ASHANTI PLC ORD			1,162
	ANTERO MIDSTREAM CORPORATION			185
	ANTERO RES CORP COM			307
	APA CORP COM			271
	API GROUP CORPORATION COM			431
	APPLIED INDL TECHNOLOGIES INC COM			297
	APTARGROUP INC COM			247
	APTIV PLC NEW ORD			511
	ARAMARK COM			296
	ARCH CAPITAL GROUP COM STK			1,056
	ARCHER-DANIELS-MIDLAND CO COM			849
	ARMSTRONG WORLD INDS INC NEW COM STK			180
	ARROW ELECTR INC COM			175
	ASHLAND INC COM			82
	ASSURANT INC COM			377
	ASSURED GUARANTY LTD COMMON STK			121
	AST SPACEMOBILE INC CL A CL A			37

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	ATI INC COM			478
	ATMOS ENERGY CORP COM			833
	AURORA INNOVATION INC CL A COM			138
	AUTONATION INC COM			168
	AVANTOR INC COM			234
	AVERY DENNISON CORP COM			432
	AVIS BUDGET GROUP INC COM STK			47
	AVNET INC COM			117
	AXALTA COATING SYSTEMS LTD COM			213
	AXIS CAPITAL HOLDINGS LTD COM			245
	BAKER HUGHES CO			1,396
	BALL CORP COM			446
	BANK NEW YORK MELLON CORP COM STK			2,329
	BANK OZK COM			152
	BATH & BODY WORKS INC COM			128
	BAXTER INTL INC COM			306
	BELLRING BRANDS INC COM			104
	BERKLEY W R CORP COM			631
	BEST BUY INC COM STK			401
	BILL HOLDINGS INC COM			157
	BIO RAD LABORATORIES INC CL A CL A			174
	BIOGEN INC COMMON STOCK			792
	BIOMARIN PHARMACEUTICAL INC COM			348
	BIO-TECHNE CORP COM			279
	BIRKENSTOCK HOLDING PLC COM NPV			49
	BJS WHSL CLUB HLDGS INC COM			310
	BLOCK H & R INC COM			142
	BLOCK INC			687
	BOK FINL CORP COM NEW			79
	BORG WARNER INC COM			295
	BOSTON BEER INC CL A CL A			51
	BOYD GAMING CORP COM			148
	BRIGHT HORIZONS FA COM			154
	BRIGHTHOUSE FINL INC COM			114
	BROADRIDGE FINL SOLUTIONS INC COM STK			76
	BROOKFIELD RENEWABLE CORP NEW CL A			161
	BROWN & BROWN INC COM			638
	BROWN FORMAN CORP CL A CL A			36
	BROWN-FORMAN INC CL B NON-VTG COM			119
	BRUKER CORP			151
	BRUNSWICK CORP COM			150
	BUILDERS FIRSTSOURCE INC COM STK			345
	BUNGE GLOBAL SA F COMMON STOCK			371
	BWX TECHNOLOGIES INC COM			401
	C H ROBINSON WORLDWIDE INC COM NEW			584
	CACI INTL INC CL A CL A			358
	CAESARS ENTMT INC NEW COM			146
	CARDINAL HLTH INC			754
	CARIS LIFE SCIENCES INC COM			10
	CARLISLE COMPANIES INC COM			361
	CARLYLE GROUP INC COM			479
	CARMAX INC COM			175
	CARNIVAL CORP COM PAIRED			707
	CARPENTER TECHNOLOGY CORP COM			386
	CASEYS GEN STORES INC COM			536
	CBOE GLOBAL MARKETS INC			821

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	CBRE GROUP INC CL A CL A			1,316
	CCC INTELLIGENT SOLUTIONS HLDGS INC COM			140
	CDW CORP COM			511
	CELANESE CORP DEL COM STK			143
	CENTENE CORP DEL COM			619
	CENTERPOINT ENERGY INC COM			774
	CERTARA INC COM			35
	CF INDS HLDGS INC COM			386
	CHARLES RIV LABORATORIES INTL INC COM			303
	CHARTER COMMUNICATIONS INC NEW CL A CL A			539
	CHEMED CORP NEW COM			168
	CHENIERE ENERGY INC COM NEW			706
	CHOICE HOTELS INTL INC COM			57
	CHORD ENERGY CORPORATION COM			162
	CHURCH & DWIGHT INC COM			635
	CHURCHILL DOWNS INC COM			36
	CIENA CORP COM NEW			1,021
	CIN FNCL CORP COM			768
	CIRCLE INTERNET GROUP INC. COM			99
	CIRRUS LOGIC INC COM			188
	CITIZENS FINL GROUP INC COM			782
	CLARIVATE PLC			38
	CLEAN HBRS INC COM			367
	CLEARWAY ENERGY INC CL A CL A			35
	CLEARWAY ENERGY INC CL C CL C			83
	CLEVELAND CLIFFS			229
	CLOROX CO COMMON STOCK			381
	CMS ENERGY CORP COM			662
	CNA FNCL CORP COM			30
	CNH INDUSTRIAL NV COM STK			254
	COCA-COLA CONSOLIDATED INC COM			212
	COGNEX CORP COM			192
	COGNIZANT TECH SOLUTIONS CORP CL A			1,240
	COHERENT CORP COM			887
	COINBASE GLOBAL INC COM CL A			1,407
	COLUMBIA BKG SYS INC COM			255
	COLUMBIA SPORTSWEAR CO COM			44
	COM ALCOA CORPORATION COM			426
	COMM BANCSHARES INC COM			208
	CONAGRA BRANDS INC COM			254
	CONCENTRIX CORP			57
	CONS EDISON INC COM			1,109
	CONSTELLATION BRANDS INC CL A CL A			607
	CORE & MAIN INC COM CL A COM CL A			128
	COREBRIDGE FINL INC COM			245
	CORNING INC COM			2,107
	CORTEVA INC COM			1,419
	COSTAR GROUP INC COM			757
	COTERRA ENERGY INC COM			614

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	COTY INC COM CL A COM CL A			34
	CRANE CO NEW COM			280
	CRANE NXT CO COM			71
	CREDIT ACCEP CORP MICH COM			55
	CROCS INC COM			133
	CROWN HLDGS INC COM			369
	CULLEN / FROST BANKERS INC COM			239
	CUMMINS INC			2,174
	CURTISS WRIGHT CORP COM			636
	D R HORTON INC COM			1,184
	DARDEN RESTAURANTS INC COM			31
	DARLING INGREDIENTS INC COMSTK			154
	DAYFORCE INC			299
	DELTA AIR LINES INC DEL COM NEW COM NEW			1,394
	DENTSPLY SIRONA INC COM			71
	DEVON ENERGY CORP NEW COM			710
	DIAMONDBACK ENERGY INC COM			873
	DICKS SPORTING GOODS INC OC-COM OC-COM			384
	DILLARDS INC CL A COM			54
	DOCUSIGN INC COM			106
	DOLBY LABORATORIES INC CL A COM STK			118
	DOLLAR GEN CORP NEW COM			902
	DOLLAR TREE INC COM STK			732
	DOMINOS PIZZA INC COM			282
	DONALDSON INC COM			313
	DOUBLEVERIFY HLDGS INC COM			25
	DOVER CORP COM			818
	DOW INC			514
	DROPBOX INC CL A CL A			116
	DT MIDSTREAM INC COM			372
	DTE ENERGY CO COM			831
	DUPONT DE NEMOURS INC COMMON STOCK			522
	DXC TECHNOLOGY CO COM			86
	E L F BEAUTY INC COM			130
	EAGLE MATLS INC COM			190
	EAST WEST BANCORP INC COM			474
	EASTMAN CHEM CO COM			226
	EBAY INC COM			1,238
	EDISON INTL COM			708
	ELANCO ANIMAL HEALTH INC COM			344
	ELECTR ARTS COM			1,584
	ELEMENT SOLUTION INC COM			175
	EMCOR GROUP INC COM			549
	ENCOMPASS HEALTH CORP COM			329
	ENTEGRIS INC COM			324
	ENTERGY CORP NEW COM			1,273
	ENVISTA HLDGS CORP COM			113
	EPAM SYS INC COM STK			341
	EQT CORP COM			1,031
	EQUIFAX INC COM			678
	ESAB CORPORATION COM			196
	ESSENTIAL UTILS INC COM			334
	ESTEE LAUDER COMPANIES INC CL A			794
	ETSY INC COM			72
	EURONET WORLDWIDE INC COM			90
	EVERCORE INC			389

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	EVERCORE INC			389
	EVEREST GROUP LTD			374
	EVERGY INC COM NPV			515
	EVERSOURCE ENERGY COM			775
	EVERUS CONSTR GROUP INC COM			138
	EXACT SCIENCES CORP COM			556
	EXELIXIS INC COM STK			68
	EXELON CORP COM			1,365
	EXPAND ENERGY CORP			776
	EXPEDITORS INTL WASH INC COM			621
	F N B CORP PA COM			186
	F&G ANNUITIES & LIFE INC COM			15
	F5 INC COM STK NPV			455
	FACTSET RESH SYS INC COM STK			315
	FAIR ISAAC CORPORATION COM			216
	FASTENAL CO COM			253
	FERGUSON ENTERPRISES INC			1,240
	FERMI INC COM USD0.001			10
	FIDELITY NATL FINL INC			435
	FIDELITY NATL INFORMATION SVCS INC COM STK			1,082
	FIFTH THIRD BANK			343
	FIGURE TECHNOLOGY SOLUTIONS INC CL A CL A			36
	FIRST AMERN FINL CORP COM STK			190
	FIRST CTZNS BANCSHARES INC CL A CL A			601
	FIRST HAWAIIAN INC COM			100
	FIRST HORIZON CORPORATION COM			368
	FIRST SOLAR INC COM			821
	FIRSTENERGY CORP COM			764
	FIVE BELOW INC COM USD0.01			313
	FLEX LTD COM USD0.01			695
	FLOOR & DECOR HLDGS INC CL A CL A			138
	FLOWERS FOODS INC COM			66
	FLOWSERVE CORP COM			284
	FLUTTER ENTERTAINMENT PLC			182
	FMC CORP COM (NEW)			54
	FORD MTR CO			1,579
	FORTIVE CORP COM MON STOCK			539
	FORTUNE BRANDS INNOVATIONS INC			186
	FOX CORP CL A CL A			477
	FOX CORP CL B CL B			305
	FREEDOM HLDG CORP COM NEW COM			12
	FRESHPET INC COM			64
	FRKLN RES INC COM			227
	FRONTIER AIRLINES			286
	FTI CONSULTING INC COM			166
	GAMESTOP CORP NEW CL A			257
	GAP INC COM			179
	GARMIN LTD COMMON STOCK			1,019
	GATES INDL CORP PL COM			169
	GCI LIBERTY INC COM SER C			31
	GCI LIBERTY INC SER A GCI GROUP COM			4
	GE HEALTHCARE TECHNOLOGIES INC COM			1,152
	GEN DIGITAL INC COM			412
	GENERAC HLDGS INC COM STK			248
	GENERAL MILLS INC COM			784
	GENPACT LIMITED COM STK			233
	GENTEX CORP COM			163
	GENUINE PARTS CO COM			526
	GLOBAL PMTS INC COM			576
	GLOBALFOUNDRIES INC			110
	GLOBANT SA			79
	GLOBE LIFE INC COM			361
	GLOBUS MED INC CL A NEW COM STK			306
	GRACO INC COM			421

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	GRAINGER W W INC COM			200
	GRAND CANYON ED INC COM STK			100
	GRAPHIC PACKAGING HLDG CO COM STK			136
	GXO LOGISTICS INC COM			182
	HALLIBURTON CO COM			739
	HAMILTON LANE INC CL A CL A			59
	HANOVER INS GROUP INC COM			198
	HARLEY DAVIDSON COM			69
	HASBRO INC COM			337
	HAYWARD HLDGS INC COM			95
	HENRY SCHEIN INC COMMON STOCK			246
	HERSHEY COMPANY COM STK USD1			721
	HEWLETT PACKARD ENTERPRISE CO COM			973
	HEXCEL CORP NEW COM			180
	HF SINCLAIR CORPORATION COM			199
	HOLOGIC INC COM			516
	HORMEL FOODS CORP COM			212
	HOULIHAN LOKEY INC CL A CL A			184
	HOWARD HUGHES HLDGS INC COM			76
	HP INC COM			648
	HUBBELL INC COM			730
	HUMANA INC COM			953
	HUNT J B TRANS SVCS INC COM			465
	HUNTINGTON BANCSHARES INC COM			831
	HUNTINGTON INGALLS INDS INC COM			413
	HUNTSMAN CORP COM STK			50
	HYATT HOTELS CORP COM CL A COM CL A			202
	IAC INC COM NEW			79
	IDACORP INC COM			212
	IDEX CORP COM			416
	ILLUMINA INC COM			634
	INCYTE CORP COM			358
	INGERSOLL RAND INC COM			973
	INGRAM MICRO HLDG CORP COM			11
	INGREDION INC COM			217
	INSMED INC COM			71
	INTL FLAVORS & FRAGRANCES INC COM			528
	INTL PAPER CO COM			639
	INVESCO LTD COM STK			296
	IONIS PHARMACEUTICALS INC COM			32
	IPG PHOTONICS CORP COM			54
	IQVIA HLDGS INC COM			1,173
	IRIDIUM COMMUNICATIONS INC COM STK			45
	ITT INC COM			452
	JABIL INC COM			258
	JACK HENRY & ASSOC INC COM			406
	JACOBS SOLUTIONS INC COM			488
	JAMES HARDIE INDUSTRIES PLC COM			34
	JANUS HENDERSON GROUP PLC			181

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	JAZZ PHARMACEUTICALS PLC COM			305
	JEFFERIES FINL GROUP INC COM			222
	JONES LANG LASALLE INC COM STK			357
	KBR INC COM			144
	KEMPER CORP DEL COM			79
	KENVUE INC COM			1,010
	KEYCORP NEW COM			603
	KEYSIGHT TECHNOLOGIES INC COM			1,074
	KINDER MORGAN INC DEL COM			1,652
	KIRBY CORP COM			191
	KNIGHT-SWIFT TRANSN HLDGS INC CL A			253
	KRAFT HEINZ CO COM			640
	KROGER CO COM			1,177
	KYNDRYL HLDGS INC COM			177
	L3HARRIS TECHNOLOGIES INC COM			1,688
	LABCORP HLDGS INC COM			649
	LAMB WESTON HLDGS INC COM			175
	LANDSTAR SYS INC COM			156
	LATTICE SEMICONDUCTOR CORP COM			46
	LEAR CORP COM NEW COM NEW			183
	LEIDOS HLDGS INC COM			712
	LENNAR CORP CL A CL A			654
	LENNAR CORP CL B CL B			24
	LEONARDO DRS INC COM			50
	LIBERTY BROADBAND CORP COM SER A COM SERA			12
	LIBERTY BROADBAND CORP COM SER C COM SERC			141
	LIBERTY GLOBAL LTD. COM USD0.01 CLASS C			50
	LIBERTY GLOBAL LTD. COMMON STOCK			51
	LIBERTY LIVE HLDGS INC COM SER A			49
	LIBERTY LIVE HLDGS INC SER C			119
	LIBERTY MEDIA CORP SER A			39
	LIBERTY MEDIA CORP SER C			446
	LINCOLN ELEC HLDGS INC COM			403
	LINCOLN NATL CORP COM			233
	LITHIA MTRS INC COM CL A			232
	LITTELFUSE INC COM			192
	LKQ CORP COM LKQ CORP			240
	LOAR HOLDINGS INC COM			9
	LOEWS CORP COM			552
	LOUISIANA-PACIFIC CORP COM			158
	LUCID GROUP INC COM NEW			42
	LULULEMON ATHLETICA INC COM			283
	LUMENTUM HLDGS INC COM			742
	LYFT INC CL A CL A			193
	LYONDELLBASELL IND N V			343
	M & T BK CORP COM			957
	MACOM TECHNOLOGY SOLUTIONS HOLDINGS INC COM STK			253
	MACYS INC COM STK			181
	MADISON SQUARE GARDEN SPORTS CORP			127
	MANPOWERGROUP INC			42
	MAPLEBEAR INC COM			239
	MARATHON PETE CORP COM			1,531
	MARKEL GROUP INC			660
	MARKETAXESS HLDGS INC COM STK			208
	MARTIN MARIETTA MATLS INC COM			1,155

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	MASCO CORP COM			415
	MASTEC INC COM			330
	MATADOR RES CO COM			149
	MATCH GROUP INC NEW COM			238
	MATTEL INC COM STOCK			190
	MC CORMICK & CO INC COM NON-VTG			524
	MDU RES GROUP INC COM			127
	METTLER-TOLEDO INTL INC COM			888
	MGIC INVT CORP WIS COM			198
	MGM RESORTS INTERNATIONAL COM			231
	MICROCHIP TECHNOLOGY INC COM			1,041
	MIDDLEBY CORP COM			233
	MILLICOM INTERNATIONAL CELLULAR COM			179
	MKS INC			336
	MODERNA INC COM			326
	MOHAWK INDS INC COM			172
	MOLINA HEALTHCARE INC COM			124
	MOLSON COORS BEVERAGE COMPANY COM			242
	MONGODB INC CL A CL A			932
	MORNINGSTAR INC COM STK			52
	MOSAIC CO/THE			238
	MP MATERIALS CORP COM			205
	MSA SAFETY INC COM			178
	MSC INDL DIRECT INC CL A COM			115
	MSCI INC COM			660
	MUELLER INDS INC COM			385
	NASDAQ INC			1,366
	NATL FUEL GAS CO COM			222
	NCINO INC NEW COM			74
	NETAPP INC COM STK			398
	NEUROCRINE BIOSCIENCES INC COM			61
	NEW YORK TIMES CO CL A			344
	NEWELL BRANDS INC COM			48
	NEWMARKET CORP COM			120
	NEWS CORP COM CL A			304
	NEWS CORP COM CL B			115
	NEXSTAR MEDIA GROUP INC COMMON STOCK			165
	NIQ GLOBAL INTELLIGENCE PLC			12
	NISOURCE INC COM			602
	NORDSON CORP COM			394
*	NORTHERN TR CORP COM			797
	NORWEGIAN CRUISE LINE HLDGS LTD COM			30
	NOV INC COM			170
	NUCOR CORP COM			1,154
	NUTANIX INC CL A CL A			313
	NVENT ELECTRIC PLC COM			503
	NVR INC COM STK			613
	OCCIDENTAL PETROLEUM CORP			895
	OGE ENERGY CORP COM			267
	OKTA INC CL A CL A			271
	OLD DOMINION FREIGHT LINE INC COM			841
	OLD REPUBLIC INTERNATIONAL CORP COM			321
	OLIN CORP COM			74
	OLLIES BARGAIN OUTLET HLDGS INC COM			207
	OMNICOM GROUP INC COM			799
	ON SEMICONDUCTOR CORP COM			684
	ONEMAIN HLDGS INC COM			254
	ONEOK INC COM STK			1,422
	ONTO INNOVATION INC			184
	ORD SHS			32
	ORGANON & CO COM			58

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	OSHKOSH CORPORATION			251
	OTIS WORLDWIDE CORP COM			1,056
	OVINTIV INC COM			308
	OWENS CORNING NEW COM STK			286
	PACKAGING CORP AMER COM			564
	PARSONS CORP DEL COM			102
	PAYCHEX INC COM			762
	PAYCOM SOFTWARE INC COM			115
	PAYLOCITY HLDG CORP COM			16
	PEGASYSTEMS INC COM			108
	PENN ENTERTAINMENT INC			66
	PENSKE AUTOMOTIVE GROUP INC COM STK			87
	PENTAIR PLC COM			519
	PERFORMANCE FOOD GROUP CO COM			370
	PERMIAN RES CORP CL A			308
	PERRIGO COMPANY LIMITED COM			57
	PG& E CORP COM			1,090
	PHILLIPS 66 COM			1,494
	PILGRIMS PRIDE CORP			50
	PINNACLE			209
	PINNACLE W. CAP CORP COM			329
	PINTEREST INC CL A CL A			238
	POOL CORP COM STK			189
	POPULAR INC COM NEW COM			234
	POST HLDGS INC COM STK			149
	PPG IND INC COM			713
	PPL CORP COM			800
	PRIMERICA INC COM			257
	PRIMO BRANDS CORPORATION COM			130
	PRINCIPAL FINL GROUP INC COM STK			592
	PROSPERITY BANCSHARES INC COM			194
	PRUDENTIAL FINL INC COM			1,221
	PTC INC COM			568
	PUB SERVICE ENTERPRISE GROUP INC COM			1,242
	PULTE GROUP INC			698
	PURE STORAGE INC CL A CL A			94
	PVH CORP COM			99
	QIAGEN			300
	QNITY ELECTRONICS INC COM			529
	QORVO INC COM			220
	QUANTA SVCS INC COM			433
	QUANTUMSCAPE CORP			145
	QUEST DIAGNOSTICS INC COM			600
	QXO INC COM PAR VALUE			367
	RALLIANT CORP COM			177
	RALPH LAUREN CORP CL A CL A			378
	RANGE RES CORP COM			256
	RAYMOND JAMES FNCL INC COM STK			889
	RB GLOBAL INC COM NPV			542
	RBC BEARINGS INC COM			343
	REGAL REXNORD CORPORATION COM STK			286
	REGIONS FINL CORP NEW COM			751
	REINSURANCE GROUP AMER INC COM NEW STK			414
	RELIANCE INC COM NPV			462
	RENAISSANCE RE HLDGS LTD COM			393
	REPLIGEN CORP COM STK			234
	RESMED INC COM			822
	RESTAURANT BRANDS INTL INC COM NPV			248
	REVOLUTION MEDICINES INC COM			426

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	REVVITY INC			354
	REYNOLDS CONSUMER PRODS INC COM			38
	RH COM			71
	RIVIAN AUTOMOTIVE INC			479
	RLI CORP COM			152
	ROBERT HALF INC COM			82
	ROBINHOOD MKTS INC COM CL A COM CL A			2,244
	ROCKET COS INC CL A CL A			564
	ROCKWELL AUTOMATION			1,247
	ROIVANT SCIENCES LTD COM			259
	ROKU INC COM CL A COM CL A			375
	ROSS STORES INC COM			1,427
	ROYAL GOLD INC COM STK			563
	ROYALTY PHARMA PLC COM			465
	RPM INTL INC			404
	RUBRIK INC COM			127
	RYDER SYS INC COM			231
	S.W. AIRL CO COM			530
	SAIA INC COM STK			268
	SAILPOINT INC COM			37
	SANDISK CORP COM			993
	SAREPTA THERAPEUTICS INC COM			10
	SCHNEIDER NATL INC WIS CL B CL B			42
	SCIENCE APPLICATIONS INTL CORP NEW COM			142
	SCOTTS MIRACLE-GRO CLASS’A’COM NPV			79
	SEABOARD CORP DEL COM			36
	SEALED AIR CORP NEW COM STK			187
	SEI INVTS CO COM			264
	SENSATA TECHNOLOGIES B V HOLDING			148
	SENTINELONE INC CL A COM CL A COM			38
	SERVICE CORP INTL COM			339
	SHARKNINJA COM			239
	SILGAN HLDGS INC COM			112
	SIMPSON MFG INC COM			194
	SIRIUS XM HLDGS INC NEW COM			117
	SITEONE LANDSCAPE SUPPLY INC COM			115
	SKYWORKS SOLUTIONS INC COM			291
	SLM CORP COM			153
	SM ENERGY CO			78
	SMITH A O CORP COM			235
	SMITHFIELD FOODS INC COM			31
	SMUCKER J M CO COM NEW			315
	SMURFIT WESTROCK LTD			623
	SNAP-ON INC COM			546
	SOFI TECHNOLOGIES INC COM			849
	SOLVENTUM CORP COM COM			363
	SONOCO PROD CO COM			134
	SOTERA HEALTH CO COM			101
	SOUTHSTATE BK CORP COM			292
	SS&C TECHNOLOGIES HLDGS INC COM			566
	STANDARDAERO INC. COM			116
	STANLEY BLACK & DECKER INC COM			356
	STATE STR CORP COM			1,116
	STEEL DYNAMICS INC COM			664
	STERIS PLC ORD			771
	STIFEL FINL CORP COM			392

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	SUPER MICRO COMPUTER INC COM NEW			252
	SYNCHRONY FINL COM			929
	SYNOVUS			213
	SYSCO CORP COM			506
	T ROWE PRICE GROUP INC			689
	TAKE-TWO INTERACTIVE SOFTWARE INC COM STK			942
	TALEN ENERGY CORP NEW COM			527
	TAPESTRY INC COM			67
	TD SYNNEX CORPORATION COM			353
	TECHNIPFMC PLC COM USD1			550
	TELEDYNE TECHNOLOGIES INC COM			731
	TELEFLEX INC COM			167
	TENET HEALTHCARE CORP COM NEW.			536
	TERADATA CORP DEL COM STK			68
	TERADYNE INC COM			938
	TETRA TECH INC NEW COM			221
	TEXTRON INC COM			476
	TFS FINL CORP COM STK			24
	THE CAMPBELLS COMPANY			168
	THE COOPER COMPANIES, INC.			498
	THE HARTFORD INSURANCE GROUP INC COM			1,197
	THOR INDS INC COM STK			160
	TIMKEN CO COM			162
	TKO GROUP HLDGS INC COM			255
	TOLL BROS INC COM			402
	TOPBUILD CORP COM			337
	TORO CO COM			239
	TPG PARTNERS LLC CL A COM			19
	TRADEWEB MKTS INC CL A CL A			359
	TRANSUNION COM			517
	TRAVEL + LEISURE CO COM			90
	TREX CO INC COM			117
	TRIMBLE INC COM TRIMBLE INC			577
	TRUMP MEDIA & TECHNOLOGY GROUP CORP			31
	TWILIO INC CL A CL A			519
	TYLER TECHNOLOGIES INC COM STK			103
	TYSON FOODS INC CL A COM (DELAWARE)			506
	UGI CORP NEW COM			249
	U-HAUL HOLDING COMPANY			88
	U-HAUL HOLDING COMPANY			9
	UIPATH INC CL A CL A			204
	ULTA BEAUTY INC			634
	UNDER ARMOR INC CL A			29
	UNDER ARMOUR INC CL C COM			29
	UNITED AIRLINES HOLDINGS INC COM			1,121
	UNITED RENTALS INC COM			1,590
	UNITED THERAPEUTICS CORP DEL COM STK			639
	UNITY SOFTWARE INC COM			414
	UNIVERSAL DISPLAY CORP COM			159
	UNUM GROUP			405
	UNVL HEALTH SERVICES INC CL B COM			362
	US FOODS HLDG CORP COM			536
	UWM HLDGS CORP COM			21
	V F CORP COM			196
	VAIL RESORTS INC COM			26
	VALERO ENERGY CORP COM STK NEW			1,531
	VALMONT INDS INC COM			241
	VALVOLINE INC COM			13
	VEEVA SYS INC CL A COM CL A COM			205
	VERALTO CORP COM			446
	VERISIGN INC COM			627
	VERISK ANALYTICS INC COM			389

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Common stock - continued
	VIATRIS INC			444
	VIKING THERAPEUTICS INC COM			112
	VIPER ENERGY INC NEW CL A			203
	VIRTU FINL INC CL A CL A			84
	VONTIER CORP COM			167
	VOYA FINL INC COM			226
	VULCAN MATERIALS CO COM			1,167
	WABTEC CORP COM			1,120
	WARNER BROS DISCOVERY INC			2,077
	WATERS CORP COM			334
	WATSCO INC COM			362
	WAYFAIR INC CL A CL A			239
	WEATHERFORD INTL LTD COMMON STOCK			174
	WEBSTER FNCL CORP WATERBURY CONN COM			318
	WEC ENERGY GROUP INC COM			1,069
	WENDYS CO COM			23
	WESCO INTL INC COM			362
	WEST PHARMACEUTICAL SVCS INC COM			613
	WESTERN ALLIANCE BANCORPORATION COM			221
	WESTERN UNION CO			98
	WESTLAKE CORPORATION COM			80
	WESTN DIGITAL CORP COM			1,836
	WEX INC COM			146
	WHIRLPOOL CORP COM			121
	WHITE MOUNTAINS INSURANCE GROUP			158
	WILLIAMS SONOMA INC COM			557
	WILLIS TOWERS WATSON PLC			991
	WILLSCOT HOLDINGS CORPORATION COM			77
	WINTRUST FINL CORP COM			284
	WOODWARD INC COM			561
	WYNDHAM HOTELS & RESORTS INC COM			20
	WYNN RESORTS LTD COM			285
	XCEL ENERGY INC COM			1,355
	XP INC COM CLASS A			183
	XPO INC COM			382
	XYLEM INC COM			1,019
	YETI HLDGS INC COM			110
	YUM BRANDS INC COM			868
	ZEBRA TECHNOLOGIES CORP CL A			382
	ZILLOW GROUP INC COM			105
	ZILLOW GROUP INC COM CLASS C			344
	ZIMMER BIOMET HLDGS INC COM			552
	ZIONS BANCORPORATION N A			259
	ZOOM COMMUNICATIONS INC			711
	ZOOMINFO TECHNOLOGIES INC COM			83
	Total Common stock			5,585,157

	Mutual fund
	PIMCO ALL ASSET FUND			120,058

	REITs
	1ST INDL RLTY TR INC COM			226
	AGNC INVT CORP COM			333
	AGREE RLTY CORP COM			242
	ALEXANDRIA REAL ESTATE EQUITIES INC COM			259
	AMERICAN HOMES 4 RENT COMMON STOCK			339
	AMERICOLD RLTY TR INC COM			113

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	REITs - continued
	ANNALY CAPITAL MANAGEMENT INC COM			487
	AVALONBAY CMNTYS REIT			798
	BRIXMOR PPTY GROUP INC COM			249
	BXP INC			332
	CAMDEN PPTY TR SH BEN INT			367
	COUSINS PPTYS INC			133
	CROWN CASTLE INC COM			1,194
	CUBESMART			254
	DIGITAL RLTY TR INC COM			1,648
	EASTGROUP PPTYS INC REIT			290
	EPR PPTYS COM SH BEN INT COM SH BEN INT			117
	EQTY LIFESTYLE PPTYS INC REIT			361
	EQTY RESDNTL EFF 5/15/02			738
	ESSEX PPTY TR REIT			511
	EXTRA SPACE STORAGE INC COM			850
	FEDERAL RLTY INVT TR COM USD0.01			260
	GAMING & LEISURE PPTYS INC COM			374
	HEALTHCARE REALTY TRUST INC			173
	HEALTHPEAK OP LLC			346
	HIGHWOODS PPTYS INC COM			84
	HOST HOTELS & RESORTS INC REIT			376
	INVITATION HOMES INC COM			527
	IRON MTN INC NEW COM			754
	KILROY RLTY CORP COM			134
	KIMCO REALTY CORPORATION			416
	LINEAGE INC COM			78
	MEDICAL PPTYS TR INC COM REIT			77
	MID-AMER APT CMNTYS INC COM			500
	MILLROSE PROPERTIES INC. COM			141
	NATIONAL STORAGE AFFILIATES TR COM SHS			62
	NNN REIT INC			231
	OMEGA HEALTHCARE INVS INC REIT			406
	PARK HOTELS & RESORTS INC COM			62
	RAYONIER INC REIT			106
	REALTY INCOME CORP COM			1,601
	REGENCY CTRS CORP COM			385
	REXFORD INDL RLTY INC COM			280
	RITHM CAPITAL CORP			190
	SBA COMMUNICATIONS CORP			644
	SIMON PROPERTY GROUP INC COM			1,441
	STAG INDL INC COM			212
	STARWOOD PROPERTY TRUST INC COM REIT			196
	SUN COMMUNITIES INC COM			393
	UDR INC COM STK			355
	VENTAS INC REIT			1,121
	VICI PPTYS INC COM			934
	VORNADO RLTY TR COM			182
	W P CAREY INC COM			434
	WEYERHAEUSER CO COM			530
	Total REITs			23,846

	Collective trust funds
	BLACKROCK INTERNATIONAL MULTI CAP EQUITY FUND			116,749
	CAPITAL GROUP EUPAC TRUST			442,716
	CAPITAL GROUP GROWTH FUND OF AMERICA TRUST			1,506,310
	CAPITAL GROUP WASHINGTON MUTUAL INVESTORS TRUST			441,434

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Collective trust funds - continued
	GW&K SMALL-MID CAP CORE EQUITY FUND			159,818
*	NORTHERN TRUST COLLECTIVE MSCI ACWI EX-US INDEX FUND			229,531
*	NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND			17,255
	PIMCO TOTAL RETURN			229,481
	SSGA RUSSELL SMALL/MID CAP INDEX			910,059
	SSGA S&P 500 INDEX			2,622,633
	SSGA US BOND INDEX			186,789
	SSGA TARGET RETIREMENT 2025			416,322
	SSGA TARGET RETIREMENT 2030			654,000
	SSGA TARGET RETIREMENT 2035			681,640
	SSGA TARGET RETIREMENT 2040			598,322
	SSGA TARGET RETIREMENT 2045			536,656
	SSGA TARGET RETIREMENT 2050			455,296
	SSGA TARGET RETIREMENT 2055			317,868
	SSGA TARGET RETIREMENT 2060			189,986
	SSGA TARGET RETIREMENT 2065			68,655
	SSGA TARGET RETIREMENT 2070			5,058
	SSGA TARGET RETIREMENT INCOME			334,095
	Total Collective trust funds			11,120,673

	Futures contracts
	FUT MAR 26 IMMEMINI MDCP			997,560
	FUT MAR 26 IMMEMINI MDCP			(997,560)
	Total Futures contracts			—

	Corporate debt
	AMERICAN HONDA FIN CORP MED TERM NTS BOOVAR RT DUE 03-08-2027			5,112
	AMERICAN TOWER CORP NEW 1.6% DUE 04-15-2026 BEO			2,796
	AMERN HONDA FIN FLTG RT 4.400447% DUE 08-13-2027			2,004
	AMERN TOWER CORP 4.4% DUE 02-15-2026			253
	AVOLON HLDGS FDG 2.125% DUE 02-21-2026			240
	B A T INTL FIN PLC FIXED 1.668% DUE 03-25-2026			398
	BAIN CAP CR CLO FLTG RT 0% DUE 04-23-2035			999
	BANK OF AMERICA CORP 1.734% 07-22-2027			2,468
	BARCLAYS PLC 4.375% DUE 01-12-2026			4,800
	BARCLAYS PLC FLTG 09-13-2027			2,018
	BERRY GLOBAL INC 1.57% DUE 01-15-2026			1,898
	BOEING CO 2.25% DUE 06-15-2026			396
	BOEING CO FIXED 2.196% DUE 02-04-2026			9,183
	CANYON CLO 2021-4 FLTG RT 5.10331% DUE 10-15-2034			1,999
	CARMAX AUTO OWNER FLTG RT 4.34819% DUE 07-17-2028			5,173
	CARMAX AUTO OWNER TRUST SER 22-4 CL A3 5.34% DUE 08-16-2027 REG			602
	CGI INC 1.45% 09-14-2026			3,189
	CHASE AUTO OWNER TR 2024-5 NT CL A-2 144A 4.4% 11-26-2027			260
	CROWN CASTLE INTL 3.7% DUE 06-15-2026			4,989
	DELL INTL L L C/EMC CORP 4.9% 10-01-2026			1,105
	DLLAD 2024-1 LLC 5.5% DUE 08-20-2027			757
	ELEVATION CLO FLTG RT 0% DUE 07-25-2034			1,499
	ELLINGTON FINL MTG TR 2022-1 MTG PASS THRU CTF CL A-1 2.206% 01-25-2067			1,846
	EMERA US FIN LP 3.55% DUE 06-15-2026			299
	EXPORT DEV CDA FLTG RT 08-01-2028			3,006
	FORD CR AUTO LEASE TR 2024-B SR 24-B CL A2B FLTG RT 02-15-2027			337
	FORD CR AUTO OWNER 5.4% DUE 04-15-2027			743
	FORD MOTOR CREDIT CO LLC 5.8% 03-05-2027			2,835
	FORD MTR CR CO LLC 5.125% 11-05-2026			2,916
	GM FINL AUTOMOBILE LEASING TR SR 25-1 A2B FLTG RT 05-20-2027			290
	GOLDMAN SACHS BANK USA FLTG RT 03-18-2027			2,903
	GOLDMAN SACHS GROUP INC DUE 03-09-2027/03-09-2026 REG			1,401
	GS MTG BACKED SECS 4.54728% DUE 01-25-2052			2,159

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Corporate debt - continued
	HCA INC 5.25% DUE 06-15-2026			1,201
	HCA INC 5.375% DUE 09-01-2026			1,002
	HYUNDAI AUTO LEASE FLTG RT 4.04819% DUE 01-18-2028			2,500
	HYUNDAI CAP AMER VAR RT 4.727649% DUE 03-19-2027			2,639
	HYUNDAI CAP AMER VAR RT 5.164638% DUE 01-08-2027			1,381
	LLOYDS BANKING GROUP PLC 5.985% 08-07-2027			3,337
	MERCEDES-BENZ AUTO LEASE TRUST SR 24-B CL A2B FLTG RT 12-15-2026			394
	MFA 2020-NQM2 TR 1.381% DUE 04-25-2065			160
	MORGAN STANLEY 5.05% DUE 01-28-2027			3,002
	MORGAN STANLEY BANK FRN 10-15-2027			6,012
	NATWEST GROUP PLC 5.847% DUE 03-02-2027			2,005
	NAVESINK CLO 2 LTD / NAVESINK CLO 2 4.86219% 01-15-2036			900
	NAVIENT PRIVATE ED LN TR 2020-I 4.77413%04-15-2069			921
	NOMURA HOLDINGS INC 5.709% 01-09-2026			4,801
	OBX 2022-NQM1 TR MTG BACKED NT CL A-1 144A 2.305% 11-25-2061			1,698
	OBX 2022-NQM2 TR 2.783% DUE 01-25-2062			552
	ONEOK INC 4.25% 09-24-2027			1,204
	PAC GAS & ELEC CO FIXED 2.95% DUE 03-01-2026			2,988
	PAC GAS & ELEC CO FIXED 3.15% DUE 01-01-2026			942
	PNC BANK NA FLTG 01-15-2027			3,404
	PVTPL AGL CLO 14 LTD SR 21-14A CL AR FRN 12-02-2034			1,700
	PVTPL APIDOS CLO LTD SR 12-11A CL AR4 FRN 04-17-2034			1,300
	PVTPL APIDOS CLO XXXV LLC SER 21-35A CL A FLTG RT DUE 04-20-2034			250
	PVTPL ARES XXVII CLO LTD SR 13 2A CL A-R3 FLTG 10-28-2034			2,001
	PVTPL ARI FLEET LEASE TR 2023-A 5.41% 02-17-2032			162
	PVTPL ATHENE GLOBAL FUNDING FLTG 09-18-2028			697
	PVTPL ATHENE GLOBAL FUNDING FLTG RT 07-16-2026			8,212
	PVTPL ATHENE GLOBAL FUNDING FLTG RT 01-07-2027			2,004
	PVTPL ATLANTIC AVE 2024-3 LTD SR 24-3A CL A FLTG 01-20-2035			2,000
	PVTPL AVIATION CAPITAL GROUP 1.95% DUE 09-20-2026 BEO			3,345
	PVTPL BAIN CAPITAL CREDIT CLO LIMITED SR 20-2A CL ARR FLTG RT 07-19-2034			3,101
	PVTPL BAIN CAPITAL CREDIT CLO LTD SR 21-3A AR FLTG RT 07-24-2034			250
	PVTPL BANQUE FED CRED MUTUEL FLTG RT 01-23-2027			1,408
	PVTPL BLUEMOUNTAIN CLO LTD SR 22-34A CL AR FLTG RT 04-20-2035			300
	PVTPL BMW US CAP LLC FLTG 08-11-2027			2,005
	PVTPL BMW US CAPITAL LLC FLTG RT 144A 03-19-2027			402
	PVTPL CITIZENS AUTO RECEIVABLES TR TR 2024-2 SER 24-2 CL A3 5.33% 08-15-2028			333
	PVTPL CMO COLT 2021-4 MTG LN TR MTG PASSTHRU CTF CL A-1 10-25-2066			1,590
	PVTPL CQS US CLO LTD SER 21-1A CL AR FLTG 01-20-2035			2,002
	PVTPL CREDIT AGRICOLE S A LONDON BRH 1.247% 01-26-2027			998
	PVTPL GPMT 2021-FL3 LTD/GPMT 2021-FL3 LLC SR SECD NT CL A FLTG 07-16-2035			132
	PVTPL GUGGENHEIM CLO LTD SR 22-2A CL A1R FLTG RT 01-15-2035			1,000
	PVTPL JACKSON NATL LIFE GLOBAL 4.9% 01-13-2027			1,210
	PVTPL KKR FINANCIAL CLO LTD SR 42A CL ARFLTG RT 07-20-2034			2,000
	PVTPL KOMMUNALBANKEN AS FLTG RT 06-25-2027			8,006
	PVTPL LCM 31 LTD SR SECD NT CL A-R FLTG 07-20-2034			1,101
	PVTPL MADISON PK FDG SER 21-49A CL AR FLTG 10-19-2034			998
	PVTPL MF1 MULTIFAMILY HOUSING MORTGAGE CO SER 21-FL7 CL A FLTG RT DUE 10-18-2036			1,000
	PVTPL NAVIENT PRIVATE ED REFI LN TR 2021-G CL A 1.58% DUE 04-15-2070 BEO			1,083
	PVTPL NAVIENT PRIVATE ED REFI LN TR SRS 20-HA CL A 1.31% DUE 01-15-2069			445
	PVTPL NAVIENT STUDENT LN TR 2014-1 SR 22-A CL A 2.23% 07-15-2070			824
	PVTPL NELNET STUDENT LN TR FLTG RT SER 19-2A CL A 06-27-2067 BEO			959
	PVTPL NISSAN MTR ACCEP CO LLC NT 1.85% 09-16-2026			878
	PVTPL NTT FIN CORP 03/04/2026 1.162% DUE04-03-2026/03-03-2021 BEO			3,970
	PVTPL OCEAN TRAILS CLO SR 21-11A CL AR FRN 07-20-2034			1,098
	PVTPL OCTAGON LTD SR 22-1A CL A1R FLTG RT 07-21-2035			2,200

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Corporate debt - continued
	PVTPL PARALLEL LTD SR 21-1A CL AR FLTG RT 07-15-2034			2,598
	PVTPL POST CLO LTD 21-1A AR FLTG RATE DUE 10-15-2034 BEO			1,999
	PVTPL REGATTA XVI FUNDING LTD SR 19-2A CL A1R FLTG RT 01-15-2033			3,375
	PVTPL RELIANCE STD LIFE GLOBAL FDG II 1.512% 09-28-2026			5,137
	PVTPL RGA GLOBAL FDG 2.0% 11-30-2026			491
	PVTPL ROCKFORD TOWER CLO LTD SR22-1A CL A1R VAR RT 07-20-2035			500
	PVTPL ROMARK CLO LTD 2021-4 SR 21-4A CL A1R FLTG 07-10-2034			2,000
	PVTPL SBA TOWER TR 4.831% 10-15-2029			1,410
	PVTPL SHACKLETON CLO LTD SR 19-14A CL A1R FLTG RT 07-20-2034			1,701
	PVTPL SILVER ROCK CLO LTD 2021-2 SR 21-2A L AR FTG RT 01-20-2035			999
	PVTPL SYMPHONY CLO LTD SR 20-22A CL A1ARFLTG RT 04-18-2033			839
	PVTPL SYMPHONY CLO LTD SR 21-25A CL AR FLTG RT 04-19-2034			500
	PVTPL THAYER PK CLO LTD SER 17-1A CL A1RR FLTG 04-20-2034			1,298
	PVTPL TOWD POINT MORTGAGE TRUST SER 21-1 CL A1 VAR 11-25-2061			1,236
	PVTPL TOYOTA LEASE OWNER TRUST SR 24-B CL A2B FLTG RT 02-22-2027			182
	PVTPL TRINITAS CLO LTD SER 17-7A CL A1R2 FLTG RT 01-25-2035			999
	PVTPL TTRALEE CLO LTD SER 18-5A CL A1RR FLTG 10-20-2034			899
	PVTPL UBS GROUP AG 1.305% 02-02-2027			6,879
	PVTPL UNITED OVERSEAS BANK LTD FLTG 04-02-2028			3,707
	PVTPL USAA AUTO OWNER TRUST SER 23-A CL A3 5.58% DUE 05-15-2028			436
	PVTPL VICI PROPERTIES INC 4.5% 09-01-2026			1,001
	PVTPL VOLKSWAGEN GROUP AMER FIN LLC 5.7% 09-12-2026			404
	PVTPL VOYA CLO LTD SR 19-2A CL AR FLTG 07-20-2032			831
	PVTPL WHETSTONE PK CLO LTD/WHETSTONE PK CLO SR 21-1A CLS A1R FLTG 01-20-2035			1,499
	PVTPL WIND RIV 2021-2 CLO LTD/WIND RIV 2021- SR 21-2A CL A1R VAR RT 07-20-2034			1,200
	ROCKFORD TOWER CLO FLTG RT 5.32886% DUE 07-20-2034			4,098
	SARANAC CLO VI LTD / SARANAC CLO VI 5.12481% 08-13-2031			199
	SOFI PROFESSIONAL LN PROGRAM 2020-C POSTGRADUATE LN AST BKD NT 1.95% 02-15-2046			623
	SOUTHERN CALIF EDISON CO 4.9% 06-01-2026			4,106
	VOLKSWAGEN GROUP AMER FIN LLC FLTG 03-20-2026			3,303
	WORLD OMNI FLTG RT 4.13735% DUE 02-16-2027			133
	Total Corporate debt			227,462

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity
		date &
		range of		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	interest	(d) Cost **	value
	Government debt
	FANNIE MAE SR 24-103 CL FC FLTG RT 01-25-2055			816
	FANNIE MAE SR 24-90 CL FB FLTG RT 11-25-2053			2,320
	FANNIE MAE SR 25-18 CL FM FLTG RT 09-25-2054			973
	FANNIE MAE SR 25-95 CL F FLTG RT 12-25-2053			1,574
	FANNIE MAE TR SR 24-95 CL KF FLTG 12-25-2054			1,213
	FEDERAL HOME LN MTG CORP SER 005557 CL FM 4.76721% 07-25-2055			1,369
	FEDERAL HOME LN MTG CORP SER 005584 CL DF 4.56721% 10-25-2055			483
	FEDERAL HOME LN MTG CORP SER 5442 CL FB FLTG 08-25-2054			2,114
	FEDERAL HOME LN MTG CORP SER 5565 CL FA FLTG RT 08-25-2055			1,139
	FEDERAL HOME LN MTG CORP SER 5567 CL FB FLTG RT 08-25-2055			180
	FEDERAL HOME LN MTG CORP SR 5560 CL FB FLTG RT 06-25-2055			1,246
	FEDERAL HOME LN MTG CORP SR 5601 CL F FLTG RT 11-25-2055			496
	FEDERAL NATIONAL MORTGAGE ASSOC REMIC TR2024-100 CL-FA VAR 4.76721% 06-25-2054			1,363
	FHLMC SR 5480 CL FG FLTG RT 12-25-2054			681
	FHLMC SR 5565 CL FB FLTG 08-25-2055			988
	FNMA FLTG RT 11-05-2027			6,010
	FNMA REMIC TR 2024-101 CL-FB VAR 4.76721% 01-25-2055			1,756
	FNMA REMIC TR 2024-104 CL-FA VAR 4.71721% 01-25-2055			820
	FNMA REMIC TR 2025-35 CL-FB VAR 4.66721%05-25-2055			583
	FNMA SR 25-35 CL FM FLTG RT 05-25-2055			377
	FNMA SR 25-54 CL FM FLTG RT 07-25-2055			824
	FREDDIE MAC MULTICLASS SR 5410 CL FB FLTG RT 05-25-2054			1,233
	FREDDIE MAC SER 5508 CL DF FLTG RT 02-25-2055			1,475
	FREDDIE MAC SER 5508 CL FC FLTG 02-25-2055			746
	FREDDIE MAC SR -5544 CL F FLTG RT 06-25-2055			1,340
	FREDDIE MAC SR 5484 CL FA FLTG RT 12-25-2054			1,455
	FREDDIE MAC SR 5493 CL FK FLTG 01-25-2055			788
	FREDDIE MAC SR 5500 CL UF FLTG 11-25-2054			1,294
	FREDDIE MAC SR 5508 CL AF FLTG RT 02-25-2055			2,466
	FREDDIE MAC SR 5513 CL MF FLTG RT 11-25-2054			3,013
	GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066			159
	GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066			371
	GNMA REMIC PASSTHRU SER 2016-H11 CLS F 05-20-2066			29
	GNMA SR 23-H22 CL FB FLTG RT 09-20-2073			2,858
	GNMA SR 25-98 CL GF FLTG RT 06-20-2055			885
	GNMA SR 25-H20 CL FA FLTG RT 09-20-2075			251
	GNMA SR 25-H22 CL F FLTG RT 10-20-2075			250
	UNITED STATES TREASURY BILLS 0% 05-07-2026			70
	UNITED STATES OF AMER TREAS NOTES 4.0% 02-28-2030			58,275
	UNITED STATES TREAS NTS DTD 04/30/2025 3.875% 04-30-2030			3,833
	UNITED STATES TREAS NTS DTD 07/31/2025 3.875% 07-31-2030			76,223
	Total Government debt			184,339

	Private 40-Act mutual funds
	PIMCO SHORT-TERM FLOATING NAV PORTFOLIO II			398,213

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
		Interest rates 3.25% to 9.75%
*	Loans to participants	Various maturities through 2047		107,491
				$17,767,239
*	Represents a party-in-interest transaction.
**	Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2025 and 2024

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois

June 18, 2026

3

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

(Dollars in thousands)

	2025	2024
Assets
Cash	$30	$27
Investments, at fair value	264,892	237,222
Notes receivable from participants	6,124	5,803
Due from brokers	6	22
Accrued interest income	40	225

NET ASSETS AVAILABLE FOR BENEFITS	$271,092	$243,299

The accompanying notes are an integral part of these statements.

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2025

(Dollars in thousands)

Additions
Contributions
Employer	$2,527
Participant	5,179
Rollovers	110

Total contributions	7,816

Investment income
Net appreciation in fair value of investments	34,461
Interest and dividends	6,246

Net investment income	40,707

Interest income on notes receivable from participants	429

Net additions	48,952

Deductions
Benefits paid to participants	21,133
Other expenses	26

Total deductions	21,159

NET INCREASE	27,793

Net assets available for benefits
Beginning of year	243,299

End of year	$271,092

The accompanying notes are an integral part of this statement.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies – Abbott and AbbVie Inc. (“AbbVie”). The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).

The Plan is a profit-sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. In addition, the Plan provides an arrangement by which employees may invest in Abbott shares. Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

The Plan’s sponsor is Abbott Healthcare (Puerto Rico) S.a.r.l.  Alight Solutions serves as the recordkeeper of the Plan.  The Northern Trust Company (“Custodian”) and Banco Popular de Puerto Rico (“Trustee”) serve as the Plan’s custodian and trustee, respectively.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Contributions to the Plan are paid to a trust administered by the Trustee. An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% (or 1%, for Abbott Green participants) to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Excluding the Abbott Green participants, the employer contribution for the year ended December 31, 2025 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan. Effective with the first pay period ending after March 1, 2017, employer matching contributions for Abbott Green participants are made at the rate of 100% up to a 3% deferral of eligible earnings. Employer contributions are invested each pay period according to the participant’s investment elections.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Plan participants may continue to hold the AbbVie stock they received from the distribution; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan. AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

A participant becomes 100% vested in his or her employer contributions if, while employed by the Company, he or she dies or attains age 65.

Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in matching contributions upon qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Through December 31, 2024, forfeitures were used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses as deemed appropriate by the administrator, and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  Effective January 1, 2025, forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, and (2) reduce future employer contributions if terminated participants do not return to service within the given period of time.

In 2025, approximately $35,600 of forfeitures were used to reduce employer contributions.  Forfeitures totaling approximately $107,900 and $109,300 were available at the end of 2025 and 2024, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum. Participants may elect a direct rollover of their accounts. Interest, dividends and other earnings will continue to accrue on any deferred amounts prior to distribution.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years. Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The following tables summarize the basis used to measure investments at fair value at December 31, 2025 and 2024 (dollars in thousands):

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2025	Markets	Inputs	Inputs	NAV	Total
Common stock	$106,951	$—	$—	$—	$106,951
Mutual funds	52,452	—	—	—	52,452
Collective trust funds	—	—	—	105,489	105,489
Total investments, at fair value	$159,403	$—	$—	$105,489	$264,892

	Basis of Fair Value Measurement
	Quoted	Significant
	Prices in	Other	Significant
	Active	Observable	Unobservable	Measured at
2024	Markets	Inputs	Inputs	NAV	Total
Common stock	$96,512	$—	$—	$—	$96,512
Mutual funds	48,681	—	—	—	48,681
Collective trust funds	—	—	—	92,029	92,029
Total investments, at fair value	$145,193	$—	$—	$92,029	$237,222

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

Participants are permitted to make redemptions from the Plan’s investment options on a daily basis, however, certain investments valued at NAV as a practical expedient have redemption requirements and in some cases restrictions for a Plan level redemption.  The following tables provide the redemption requirements and restrictions, if any, for those investments as of December 31, 2025 and 2024 (dollars in thousands):

	2025
	Fair value	Redemption	Redemption
	(NAV)	frequency	notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$105,489	Daily	0 - 5 days	—

	2024
	Fair value	Redemption	Redemption
	(NAV)	frequency	notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$92,029	Daily	0 - 5 days	—

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.

Administrative Expenses

Participants are charged transaction fees for loan processing, which are included in other expenses and commissions on purchases and sales of Abbott shares and sales of AbbVie shares, which are included in net appreciation in fair value of investments. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund and are also included in net appreciation in fair value of investments. The Company pays other recordkeeping and administration fees, where applicable. Expenses paid by the Company are excluded from these financial statements.

Payment of Benefits

Benefits are recorded when paid.

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2025 and 2024 is presented below:

	2025	2024
Abbott common shares, 529,424 and 553,452 shares, respectively (dollars in thousands)	$66,331	$62,601
Market price per share	$125.29	$113.11

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Custodian. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2025, the Plan received $1,282,300 in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan received letters dated April 19, 2016 and December 2, 2019 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax. The Plan has been amended since receiving the letters. The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2025 and 2024

NOTE H – SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2025 through the date these financial statements were issued. Other than described below, management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

The following changes took effect on January 1, 2026:

Fidelity Investments replaced Alight Solutions as the recordkeeper of the Plan. For the Abbott and AbbVie common stock investment options only, Fidelity Management Trust Company replaced The Northern Trust Company as custodian.

A participant who has a balance in the AbbVie common stock investment option will have dividends invested across the participant’s investment elections on file for future contributions.

Non-vested portions of employer contributions and earnings thereon are forfeited as of the date the participating employee receives a distribution or, if later, the end of the plan year in which the participating employee has been separated from Abbott for a period of five years.

11

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

EIN: 98-1051267, Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - employer securities
*	Abbott Laboratories, common shares			$66,331

	Common stock
	AbbVie Inc., common stock			40,620
	Total Common stock			106,951

	Mutual funds
	American Funds EUPAC Fund			7,435
	American Funds The Growth Fund of America Fund			21,768
	American Funds Washington Mutual Investors Fund			5,489
	PIMCO All Asset Fund			2,106
	PIMCO Short Asset Investment Fund			12,015
	Vanguard Mid-Cap Value Index Fund Admiral			3,639
	Total Mutual funds			52,452

	Collective trust funds
	Blackrock International Opportunities Fund			2,079
	GW&K Small-Mid Cap Core Equity Fund			3,112
*	Northern Trust Collective ACWI ex-U.S. Index Fund			2,086
*	Northern Trust Collective Short Term Investment Fund			108
	PIMCO Total Return Fund			1,993
	SSGA Russell Small/Mid Cap Index Fund			4,327
	SSGA S&P 500 Index Fund			22,624
	SSGA U.S. Bond Index Fund			1,698
	SSGA Target Retirement 2025			9,990
	SSGA Target Retirement 2030			12,500
	SSGA Target Retirement 2035			9,338
	SSGA Target Retirement 2040			9,485
	SSGA Target Retirement 2045			7,371
	SSGA Target Retirement 2050			4,796
	SSGA Target Retirement 2055			2,980
	SSGA Target Retirement 2060			1,164
	SSGA Target Retirement 2065			529
	SSGA Target Retirement 2070			2
	SSGA Target Retirement Income			9,307
	Total Collective trust funds			105,489
		Interest rates 3.25% to 8.50%
*	Loans to participants	Various maturities through 2040		6,124
				$271,016
*	Represents a party-in-interest transaction.
**	Cost information omitted as all investments are fully participant directed.

13

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date:	June 18, 2026	By:	/s/ Sean J. Treacy
Sean J. Treacy
Plan Administrator